AGENIX

7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC ~~#82-5258~~

07026877

31 August 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

RECEIVED SEP 2007 160

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 31 August 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

Erica Headlam
Assistant Accountant

9/25

AGENIX

30 August 2007

SEP 2007 130

Company Announcement

Appendix 4E - Preliminary Final Report

The resulting full year unaudited loss after tax for the year ended 30 June 2007 of ($5.950) million compared to a loss of $3.721 million in the previous year. This loss is partly attributable to the sales and marketing costs incurred in Agenix' Chinese operations preparatory to its initial product launch and sales in the 2008 financial year.

Agenix has now finalised the disposal of all of its non-core Australian medical diagnostic test businesses, and has focussed its attention on broadening its product development pipeline, including (where appropriate) via acquisition.

During the year Agenix established operations in China, via the acquisition of two related private companies. Agenix acquired all of the business assets and liabilities of Shanghai Rui Guang Bio-Pharma Development Co., Limited (SHRG), together with an option to acquire 100% of the shares of SHRG (for no further consideration). SHRG is engaged in the development of a pipeline of anti-viral drugs. Under the agreement, Agenix also acquired 96% of the shares in Shanghai Yi Sheng Yuan Pharmaceuticals Co., Limited (YSY), which will manufacture drugs developed by SHRG and other parties.

At 30th June 2007 Agenix had unaudited cash reserves of $3.846 million, successfully raised $7.10 million in August 2007, and expects to generate significant positive cash-flows from its Chinese operations within the 2008 financial year.

The finalised and audited financial statements for the company and its subsidiaries, including those in China, will be released by 30th September 2007.

Karl Schlobohm
Finance Director
Company Secretary

AGENIX LIMITED

(ABN 58 009 213 754)

APPENDIX 4E

ASX PRELIMINARY FINAL REPORT
FOR THE TWELVE MONTHS
ENDED 30 JUNE 2007

Reporting period: year ended 30 June 2007
Previous corresponding period: year ended 30 June 2006

Results for announcement to the market		**$ 000**
Revenue from continuing operations	Up 31.8 % to	1,098
Profit (loss) from continuing operations after tax attributable to members	Up (reduced loss) 12.0 % to	(12,459)
Net profit (loss) for the period attributable to members	Down 60.0 % to	(5,950)

Net tangible asset backing per ordinary share ($) - current period	0.03
Net tangible asset backing per ordinary share ($) - previous corresponding period	0.07

Dividends	Amount per security	Franked amount per security
Dividend - current reporting period	nil	nil
Dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2006 and it will not pay a dividend for the year ended 30 June 2007.

Explanation of results

A brief explanation of the above results is set out in the Review of Operations Section.

REVIEW OF OPERATIONS

1. Operational Highlights

The main highlights of operations during the year were:

- The announcement on 10 August 2006 of the granting of patents for our Thromboview® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on 26 June 2022.
- The announcement on 31 August 2006 of the collaboration with ANSTO (Australian Nuclear Science and Technology Organisation) for a research study into the development of PET-labelled Thromboview® product. PET (Positron Emission Tomography) is an imaging technique which has the potential to be used to create a product to image arterial-based clots.
- Agenix appointed a world class Scientific Advisory Board. The five member team includes world-renowned experts in monoclonal antibody discovery and development.
- The signing in November, of an agreement with US based Company, American Diagnostica Inc, to sell the assets related to the laboratory-based range of Human Health d-dimer diagnostic products for $3.5 million.
- The announcement on 26 October 2006 of the Thromboview® presentation at the CHEST 2006 Scientific Congress in Salt Lake City, Utah, US, winning the prestigious Best Poster Award.
- The announcement on 1 February 2007 that the agreement with ADI had gone unconditional and settlement will occur on 28 February 2007.
- The announcement on 13 February 2007 that the final ThromboView® Phase II DVT report confirmed the product's strong efficacy, which had been reported at the interim analysis.
- The announcement on 14 February 2007 of the acquisition of the business interests of a Chinese bio-pharmaceutical operation which has a pipeline of products in development, for RMB100 million (A$16.5 million), made up of RMB49 million (A$8.1 million) in cash and up to RMB51 million (A$8.4 million) in the form of Agenix shares over the next two years if performance milestones are achieved.
- The announcement on 5 March 2007 of the signing of an agreement to sell the assets related to the Simplify and SimpliRED point-of-care range of Human Health D-dimer diagnostic products to BBI Holdings Plc (BBI) of Cardiff, UK for $3.9 million.
- The announcement on 28 March 2007 of a share placement which raised $3.1 million at $0.11 per share net of costs.
- The announcement on 16 April 2007 of a 1:4 rights issue at $0.11 per share which raised $6.17 million net of costs.
- Extraordinary General Meeting of shareholders on 17 April 2007, where shareholders overwhelming voted in favour of the SHRG acquisition.
- The announcement on 6 June 2007 advising of the settlement of the SHRG acquisition.

2. Financial Overview

(a) Agenix (Shanghai) Bio-pharmaceuticals Acquisition

On 14 February 2007 Agenix announced the agreement for the acquisition of two related private companies established in the People's Republic of China. Agenix acquired all of the business assets and liabilities of Shanghai Rui Guang Bio-Pharma Development Co., Limited (SHRG), together with an option to acquire 100% of the shares of SHRG (for no further consideration). SHRG is engaged in the development of a pipeline of anti-viral drugs. Under the agreement, Agenix also acquired 96% of the shares in Shanghai Yi Sheng Yuan Pharmaceuticals Co., Limited (YSY), which will manufacture drugs developed by SHRG and other parties.

The most developed product in SHRG's product pipeline is an anti-hepatitis B virus drug called YouHeDing, which is expected to receive approval for market from the State Food & Drug Administration of the People's Republic of China in the next quarter.

SHRG also has further pre-clinical products that are in the process of being developed within its product pipeline, including a next generation anti-hepatitis B virus drug which will be complementary to YouHeDing in the market, as well as separate drugs showing efficacy against HIV, colon cancer and liver cancer.

More information about this acquisition can be found in Note 5 Business Combinations.

(b) Discontinued / Continuing Operations

In line with its previously announced strategic direction, Agenix has sold its non-core Animal Health and Human Health businesses. Agenix will continue to develop a broad pipeline of monoclonal antibody-based products, of which ThromboView® is the first. The non-core businesses are described as "Discontinued Operations" under accounting standards. At the time of this Report, Agenix is still manufacturing product under a supply-only arrangement for the purchaser of the Human Health business. That arrangement is anticipated to end on 28 February 2008. "Continuing Operations" currently encompasses the Company's ThromboView® project, its interest in its Chinese drug development and pharmaceutical manufacturing operations, and its Australian corporate overheads.

(c) Operating Result

The loss after tax of $5,950,000 was a substantially higher loss than the prior year's loss of $3,721,000.

The major contributors to the loss this year were:

	$ 000
Gross profit from continuing operations	1,048
Occupancy and administrative expenses	(6,527)
Research and development expenses - ThromboView®	(5,152)
Research and development expenses - other	(152)
Operating profit from discontinued operations	837
Profit on the disposal of discontinued operations	5,667
	(4,279)
Other items	(1,676)
Minority interest	(5)
	(5,950)

(d) Loss Per Share

The diluted loss per share improved 10% to (1.8) cents per share compared to (2.0) cents per share in the prior period.

(e) Revenue

	Consolidated results	
Revenue[1]	30-Jun 2007 $ 000	30-Jun 2006 $ 000
Sales		
Agen - Human Health	5,091	12,468
Agen - Animal Health	3,586	4,131
Molecular biology	95	248
	8,772	16,847
Revenue from royalties and licences	-	448
Clinical trial revenue	194	234
Contract development revenue	47	78
Rental revenue	-	44
Finance revenue	762	273
Total Revenue	**9,775**	**17,924**

Note:
[1] *Revenue for Agen will be disclosed under discontinued operations for statutory purposes.*

- Total revenue is disclosed in the accounts as:

	2007 $000	2006 $000
Continuing Operations	1,098	833
Discontinuing Operations	8,677	17,091
	9,775	17,924

(f) Expenditure

(i) Research and Development

Research and development	Consolidated results	
	30-Jun 2007 $ 000	30-Jun 2006 $ 000
Continuing operations		
ThromboView® project	5,152	10,187
Other	152	211
	5,304	10,398
Discontinued operations:		
Animal and Human Health	-	521
Total research and development	**5,304**	**10,919**

(ii) Salaries & Wages

Employee expenses	Consolidated results	
	30-Jun 2007 $ 000	30-Jun 2006 $ 000
Continuing operations		
Salaries and wages (including on costs)	2,313	2,330
Share based Payments	230	469
Corporate restructure - redundancies	140	38
Executive termination payments	-	662
Write-back of executive share-based payments expense	-	(215)
	2,683	**3,284**
Discontinued		
Salaries and wages (including on costs)	1,946	3,689
Share based payments expense / (write-back)	97	(186)
Corporate restructure - redundancies	306	272
	2,349	**3,775**
Total employee expenses	**5,032**	**7,059**

(g) Distributions to Shareholders

Dividends

The Company will not be paying a dividend in relation to the current period, nor did it pay a dividend in the previous period.

(h) Balance Sheet

Total Equity at 30 June 2007 was $23,993,000 which was an increase of $9,782,000 over the prior year due to the receipt of new share capital of $14,697,000 (net of costs), which was offset against the operating loss incurred this financial year of $5,950,000.

(i) Share Capital

(i) Capital Raisings

Share Placement Announced 28 March 2007
On 28 March 2007 Agenix announced the successful placement to institutional and sophisticated investors in Australia and Asia of 31,889,000 shares at $0.11 per share to raise $3.1 million (net of costs).

Rights Issue Announced 16 April 2007 (1:4 basis)
On 16 April 2007 Agenix announced a fully underwritten 1 for 4 rights issue to raise $6.17 million (net of costs) through the issue of 61,121,205 new shares and 20,373,735 attaching options. The issue offered 1 new share for every 4 shares held, at a subscription price of $0.11 per share, together with one attached new listed option exercisable at $0.30 for every 3 new shares subscribed for. The attached options can be exercised at any time up until 30 June 2011.

Share Placement Announced 6 and 16th August 2007
On 6 and 16th August 2007 Agenix announced the successful placement to institutional and sophisticated investors in Australia and Asia of 44,687,500 shares at $0.16 per share to raise $7.15 million before costs.

(ii) Shares and Options Issued in Relation to the SHRG Acquisition

SHRG Completion Shares and Options
Following the settlement of the SHRG acquisition, and in accordance with the Acquisition Agreement, Agenix issued the following securities on 7 June 2007:

- 33,868,520 shares at $0.16 each to the Chinese vendor shareholders, fully financed by a non-cash, non-recourse loan from Agenix at 8% interest per annum. The shares are subject to the following escrow conditions: 50% to 17 April 2008, 30% to 17 April 2009 and 20% to April 2010; and
- 15 million options over unissued Agenix shares. The options are in five (5) tranches of 3 million, vest on 17 April 2010, expire on 17 April 2013 and have exercise prices ranging from $0.30 for the first tranche and increasing in $0.10 increments to $0.70 for the final tranche.

SHRG Milestone Options
The milestone options approved for issue and the SHRG acquisition agreement, entitle the SHRG vendor shareholders to be issued Agenix shares up to a total value of RMB 51 million, on achieving each of the following applicable milestones:

• RMB 20 million (A$3.3 million)	Receipt by SHRG of a grant to the value of RMB 20 million from the government of the People's Republic of China.
• RMB 6 million (A$1 million)	Achievement of SHRG's budgeted profit and cash flow during the first 12 months after completion.
• RMB 5 million (A$826,000)	Achievement of sales of RMB 60 million ($9.9 million) over a period of 12 continuous months.
• RMB 5 million (A$826,000)	Achievement of sales of RMB 100 million ($16.5 million) over a period of 12 continuous months.
• RMB 5 million (A$826,000)	Commencement of Phase I trials in the People's Republic of China for a new anti-infective drug.

(i) Share Capital (continued)

(ii) Shares and Options Issued in Relation to the SHRG Acquisition (continued)

- RMB 5 million (A$826,000) — Commencement of Phase I trials in the People's Republic of China for a new anti-cancer drug.

(iii) Exercise of Employee Options

During the financial year, no employees or consultants exercised their options to acquire fully paid ordinary shares in Agenix Limited. Since the end of the financial year, no options have been exercised.

(iv) Issue of Employee Options Under Employee Option Plan

The Company issues options to employees under the employee option plan on 21 July each year, subject to confirmation by the Directors. The exercise price under the plan rules is to be the average closing price of Agenix Limited fully paid ordinary shares for the 20 trading days prior to each 21 July, or as otherwise determined by the Directors.

Effective 21 July 2006 1,631,250 options were issued to employees at an exercise price of $0.22. The calculated exercise price under the plan rules was $0.168. However, the Directors resolved that the exercise price should not be less than the price of the share placement announced on 17 March 2006, namely $0.22.

Effective 21 July 2007 2,600,000 options were issued to employees with an exercise price of $0.24, being the price determined by the Directors.

(v) Lapsing of Employee Options

As a result of employees ceasing employment with Agenix 2,152,500 employee options lapsed unexercised during the year.

(j) Statement of Cash Flows

(i) Cash on Hand

	$ 000
Cash on hand 30 June 2006	8,743
Outflow relating to Thromboview®	(4,454)
	(4,454)
Other operating outflows	(8,244)
	(12,698)
Capital expenditure	(10,023)
Proceeds from sale of property, plant and equipment	5,380
Proceeds from the sale of discontinued operations (net of costs of sale)	5,115
Proceeds from sale of Industrial Biosystems Pty Ltd	164
	636
Repayment of borrowings	(7,656)
Proceeds from issue of shares from capital raisings (net of costs)	14,821
Cash on hand 30 June 2007	3,846

(ii) Bank Bill Facility

Upon settlement of the sale and leaseback of its Acacia Ridge, Queensland properties on 26 July 2006, the Company repaid the drawn down commercial bill facility balance of $5.0 million in full. At this time the facility limit was reduced from $5.0 million to $1.8 million. The facility was an evergreen facility with an availability period ending 30 September 2006. The Company did not renew the facility.

3. Future Financial Prospects

Agenix has now disposed of all of its non-core medical diagnostic test businesses in Australia.

Agenix continues to be involved in discussions with a number of parties with regard to a partnering deal for the further development.

The most developed product in SHRG's product pipeline is an anti-hepatitis B virus drug called YouHeDing. This drug is expected to receive approval for the domestic Chinese market in the second half of 2007. It is expected that the Chinese operations will become cash-flow positive and profitable prior to 30 June 2008, with revenue and profit continuing to increase in subsequent financial years.

AGENIX LIMITED

PRELIMINARY (UNAUDITED) FINAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED
30 JUNE 2007

AGENIX LIMITED
INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	Note	CONSOLIDATED 30-Jun 2007 $ 000	30-Jun 2006 $ 000
Continuing operations			
Revenue	2(a)	1,098	833
Cost of sales		(50)	(144)
Gross profit		1,048	689
Other income	2(b)	6	381
Occupancy and administrative expenses		(6,527)	(3,704)
Research and development expenses	2(g)	(5,304)	(10,398)
Executive termination payments	2(c)	-	(662)
Write-back of executive share-based payment expense	2(c)	-	215
Corporate restructure - redundancies		(140)	-
Surplus lease space		(183)	-
Loss from continuing operations before tax and finance costs		(11,100)	(13,479)
Finance costs	2(d)	(1,359)	(735)
Loss before income tax		(12,459)	(14,214)
Income tax expense		-	-
Loss after tax from continuing operations		(12,459)	(14,214)
Discontinued operations			
Profit/(loss) after tax from discontinued operations	7(d)	6,504	10,493
Loss for the period		(5,955)	(3,721)
Loss attributable to minority interest		5	-
Loss attributable to members of Agenix Ltd		(5,950)	(3,721)
Earnings per share (cents per share)			
- basic and diluted loss per share for the year		(1.8)	(2.0)
- basic and diluted loss per share from continuing operations		(3.7)	(7.5)
- dividends paid per share		-	-
Weighted average number of shares issued during the period used in the calculation of the basic and diluted earnings per share.		339,474,545	188,833,432

The accompanying notes form an integral part of this Income Statement

AGENIX LIMITED
CONDENSED BALANCE SHEET FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED	
		30-Jun 2007	30-Jun 2006
	Note	$ 000	$ 000
Current assets			
Cash and cash equivalents		3,846	8,743
Trade and other receivables		1,395	788
Prepayments		200	137
Other current assets		234	-
		5,675	9,668
Assets classified as held for sale	7(e)	7,148	13,313
Total current assets		12,823	22,981
Non-current assets			
Property, plant and equipment		5,880	572
Financial assets		6,950	-
Intangible assets		13,344	101
		26,174	673
Assets classified as held for sale	7(e)	772	-
Total non-current assets		26,946	673
Total assets		39,769	23,654
Current liabilities			
Trade and other payables		11,128	1,617
Interest-bearing loans and borrowings		-	4,976
Provisions		1,222	342
		12,350	6,935
Liabilities directly associated with assets classified as held for sale	7(e)	3,283	2,167
Total current liabilities		15,633	9,102
Non-current liabilities			
Provisions		143	341
Total Non-current Liabilities		143	341
Total liabilities		15,776	9,443
Net assets		23,993	14,211
Equity			
Issued capital		64,811	50,114
Share option reserve		4,507	3,472
Accumulated losses		(45,330)	(39,375)
Parent interest		23,988	14,211
Minority interest		5	-
Total equity		23,993	14,211

The accompanying notes form an integral part of this Balance Sheet

AGENIX LIMITED

CONDENSED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED	
	30-Jun 2007 $ 000	30-Jun 2006 $ 000
Cash flows from operating activities		
Receipts from customers	12,402	16,830
Payments to suppliers, employees and others	(20,840)	(14,776)
Payments relating to ThromboView® project	(4,454)	(10,096)
START grant receipts	-	223
Income tax paid	(1)	(81)
Interest received	310	140
Borrowing costs	(115)	(723)
Net operating cash flows	(12,698)	(8,483)
Cash flows from investing activities		
Payment for the Agenix Bio-pharmaceuticals (Shanghai) Co. Ltd acquistion	(10,023)	-
Payments for property, plant, equipment and other assets	-	(191)
Proceeds from the sale of discontinued operations (net of costs of sale)	5,115	8,307
Proceeds from the sale of property, plant and equipment	5,380	45
Proceeds from the sale of Industrial Biosystems Pty Ltd	164	211
Net investing cash flows	636	8,372
Cash flows from financing activities		
Repayment of borrowings	(7,656)	(5,650)
Proceeds from issue of shares from capital raisings (net of costs)	14,821	12,450
Net financing cash flows	7,165	6,800
Net increase/(decrease) in cash held	(4,897)	6,689
Cash at the beginning of the financial period	8,743	2,054
Cash at the end of the financial period	3,846	8,743

The accompanying notes form an integral part of this Cash Flow Statement

AGENIX LIMITED
CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
CONSOLIDATED				
At 1 July 2006	50,114	(39,375)	3,472	14,211
Currency translation differences	-	-	-	-
Cost of issue of share capital	(953)	-	-	(953)
Total income and expenses for the year recognised directly in equity	(953)	-	-	(953)
Loss for the period	-	(5,950)	-	(5,950)
Total income/expense for the year	(953)	(5,950)	-	(6,903)
Share based payments expense	-	-	1,035	1,035
Issue of share capital	15,650	-	-	15,650
At 30 June 2007	64,811	(45,325)	4,507	23,993

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2005	37,664	(35,654)	3,384	5,394
Cost of issue of share capital	(898)	-	-	(898)
Total income and expenses for the year recognised directly in equity	(898)	-	-	(898)
Loss for the period	-	(3,721)	.	(3,721)
Total income/expense for the year	(898)	(3,721)	-	(4,619)
Write-back of share based payments expense	-	-	88	88
Issue of share capital	13,348	-	-	13,348
At 30 June 2006	50,114	(39,375)	3,472	14,211

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
PARENT				
At 1 July 2006	50,114	(42,628)	3,472	10,958
Cost of issue of share capital	(953)	-	-	(953)
Total income and expenses for the year recognised directly in equity	(953)	-	-	(953)
Loss for the period	-	(4,892)	-	(4,892)
Total income / expense for the year	(953)	(4,892)	-	(5,845)
Cost of share-based payments	-	-	1,035	1,035
Issue of share capital	15,650	-	-	15,650
At 30 June 2007	64,811	(47,520)	4,507	21,798

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2005	37,664	(23,955)	3,384	17,093
Cost of issue of share capital	(898)	-	-	(898)
Total income and expenses for the year recognised directly in equity	(898)	-	-	(898)
Loss for the period	-	(18,673)	-	(18,673)
Total income / expense for the year	(898)	(18,673)	-	(19,571)
Cost of share-based payments	-	-	88	88
Issue of share capital	13,348	-	-	13,348
At 30 June 2006	50,114	(42,628)	3,472	10,958

The accompanying notes form an integral part of this Statement of Changes in Equity

Note 1. Basis of Preparation of Preliminary Final Financial Report and Statement of Significant Accounting Policies

(a) Basis of accounting

This preliminary final financial report has been prepared in accordance with the Corporations Act 2001 and Appendix 4E of the Australian Stock Exchange Listing Rules. The preliminary final financial report also complies with other applicable Accounting Standards and applicable Urgent Issues Group Consensus Views.

The financial statements and specific disclosures have been derived from information that will be used to prepare the Consolidated Entity's full financial report for the financial year. Additional information included in the preliminary final financial report as a result of the specific requirements of Appendix 4E is consistent with the information that will be used to prepare the Consolidated Entity's full financial report.

The preliminary final financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated Entity as the full financial report.

The preliminary final financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the Consolidated Entity and are consistent with those of the previous year.

A full description of the accounting policies adopted by the Consolidated Entity will be included in the Consolidated Entity's full financial report.

The going concern basis of accounting contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities. This preliminary final financial report adopts the going concern basis.

The Directors believe that the Company and the Consolidated Entity continue to be going concerns and that they will be able to pay their debts as and when they fall due for a period of 12 months from the date of signing this Report due to the following:

- As at 30 June 2007 the Consolidated Entity had net assets of $23.993 million. At the same date, the market capitalisation of Agenix Limited was in excess of $90 million (including shares currently under escrow).
- The Consolidated Entity at 30 June 2007 had cash at its disposal of $3.846 million.
- On 6th and 16th August 2007, Agenix announced the successful placement to institutional and sophisticated investors in Australia and Asia raising $7.15 million before costs.
- The ThromboView® project has go/no go decision points throughout the project and, theoretically, at any point where the project was not considered viable, future expenditure would not be required. The Directors believe that the Company and Consolidated Entity have adequate funding alternatives to fund the forecast cost of Phase II clinical trials for both DVT (deep vein thrombosis) and PE (pulmonary emboli). The Directors will continually evaluate the timing of cost requirements for manufacture of material and commercialisation of ThromboView®.
- The impending commercialisation of SHRG's anti-hepatitis B virus drug called YouHeDing in China.
- As a listed public Company, Agenix has the ability to raise capital from shareholders or other investors at relatively short notice.

(b) Details of reporting periods

The current reporting period is the financial year ended 30 June 2007. The previous corresponding period is the financial year ended 30 June 2006.

	CONSOLIDATED 2007 $ 000	CONSOLIDATED 2006 $ 000
Note 2. Revenues and expenses		
Revenue and Expenses from Continuing Operations		
(a) Revenue		
Revenue from the sale of goods	95	248
Clinical trial services revenue	194	234
Contract development services revenue	47	78
Finance revenue	762	273
	1,098	833
Breakdown of finance revenue:		
Interest received - bank interest	344	140
Interest received - change in NPV of milestone receipts	287	-
Net realised foreign exchange gains	131	24
Net unrealised foreign exchange gains	-	109
	762	273
(b) Other income		
Net gains on disposal of non-current assets	-	14
Grants and development funding	-	366
Other revenue	6	1
	6	381
(c) Significant items		
Executive termination payments	-	(662)
Write-back of executive share-based payments expense	-	215
	-	(447)
(d) Finance costs		
Bank loans	(147)	(735)
Net realised foreign exchange losses	(187)	-
Net unrealised foreign exchange losses	(1,025)	-
	(1,359)	(735)
(e) Depreciation and amortisation		
Depreciation of non-current assets	(279)	(249)
Amortisation of non-current assets	(44)	(34)
	(323)	(283)
(f) Employee benefit expense		
Wages and salaries	(2,256)	(2,298)
Workers compensation costs	(34)	(21)
Long service leave provision	(23)	(11)
Share-based payments expense	(230)	(469)
Corporate restructure - redundancies	(140)	(38)
Executive termination payments	-	(662)
Write-back of executive share-based payments expense	-	215
	(2,683)	(3,284)
(g) Research and development costs		
Research and development costs		
ThromboView®	(5,152)	(10,187)
Other	(152)	(211)
	(5,304)	(10,398)

	CONSOLIDATED 2007 $ 000	CONSOLIDATED 2006 $ 000
Note 2. Revenues and expenses (continued)		
Revenue and Expenses from Discontinued Operations		
(h) Revenues from discontinued operations (note 7)		
Revenue from the sale of goods	8,677	16,599
Revenue from royalties and licences	-	448
Rental revenue	-	44
	8,677	17,091
Other income		
Other revenue	285	6
	285	6
(i) Expenses from discontinued operations (note 7)		
Cost of sales	(5,997)	(6,533)
Marketing expenses	(603)	(1,920)
Occupancy and administration expenses	(622)	(1,330)
Research and development	-	(521)
Restructure costs	(306)	(272)
Amortisation of patents, licences and brand names	-	(251)
Tax credits written-off	(418)	-
Other expenses	(179)	(397)
	(8,125)	(11,224)
(j) Depreciation and amortisation		
Depreciation	-	(352)
Amortisation		
Patents, licences and brand names	-	(251)
Directors' valuation - buildings	-	(254)
Other	-	(2)
	-	(859)
(k) Employee benefit expense		
Wages and salaries	(1,907)	(3,643)
Workers compensation costs	(10)	(17)
Long service leave provision	(29)	(29)
Share-based payments expense	(97)	186
Restructure costs	(306)	(272)
	(2,349)	(3,775)

	CONSOLIDATED	
	2007	2006
	$ 000	$ 000
Note 3. Comparison of half-year results		
Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st half year*	(4,738)	(5,898)
Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *2nd half year*	(1,212)	2,177
	(5,950)	(3,721)

Note 4. Net tangible assets per ordinary security

Net tangible assets per ordinary security	$0.03	$0.07

Calculated as net assets less intangible assets less outside equity interests in those assets over the total number of shares on issue.

Note 5. Business Combinations

On 17 April 2007 Agenix acquired in China all of the business assets and liabilities of Shanghai Rui Guang Bio-Pharma Development Co., Ltd, (SHRG) together with an option to acquire 100% of the shares in SHRG (for no further consideration) and 96% of the shares in Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (YSY) via a Wholly Owned Foreign Enterprise (WOFE) in China, ***Agenix Bio-Pharmaceuticals (Shanghai) Co., Limited.***

- **SHRG** engages in the Research and Development of new medical drugs in the field of biology and chemistry,
- **YSY** engages in the manufacture of granular products (including tablets), oral solutions, tincture and films.

At the date of the acquisition, SHRG was in the advanced stages of clinical trials with the digestible anti – hepatitis B virus tablet, YouHeDing together with other drugs under Research & Development. YSY was also manufacturing for the benefit of outside contractors. As part of the purchase negotiations, the development of the new drugs and outside manufacturing shall continue under Agenix Limited.

The value of the identifiable assets and liabilities of SHRG & YSY as at **the date of acquisition** were reflected at cost as follows:

	$ 000
Current assets (Cash, receivables, prepayments & stock)	2,069
Fixed assets (leasehold improvements, plant & equipment)	5,455
Other non-current assets (Intellectual property)	13,297
Current liabilities (Payables and accruals)	(11,429)
	9,392

From the date of acquisition, the business combination has added a loss of $1,918,000 to the Agenix Limited consolidated result.

Note 6. Segment Reporting

Primary Segment

The business segments below derive revenue from the following products and operations:

Continuing Operations

(i) Agenix (Shanghai) Bio-pharmaceuticals	Comprising ownership of all of the assets and liabilities of SHRG, and an option to acquire 100% of the shares in SHRG, a Chinese company with a development pipeline of anti-viral drugs, and a 96% ownership of the shares in YSY, a Chinese company which will manufacture drugs developed by SHRG and other parties in its GMP facility.
(ii) Monoclonal Antibody Development	Development of monoclonal antibody-based products.

Discontinued Operations

(iii) Molecular Biology	Manufacture and sale of biomedical products.
(iv) Medical Diagnostics	Development, manufacture and sale of human and veterinary diagnostics.
(v) Pharmaceuticals	Manufacture and sale of over-the-counter pharmaceuticals and nutraceuticals.

Note 6. Segment Reporting (continued)

Business segment	Continuing Operations					Discontinued Operations					Total Operations
	Agenix (Shanghai) Bio-pharma-ceuticals $ 000	Monoclonal antibody development $ 000	Molecular biology $ 000	Eliminations / Unallocated $ 000	Total $ 000	Medical diagnostics $ 000	Pharma-ceuticals $ 000	Industrial Biosystems $ 000	Eliminations / Unallocated $ 000	Total $ 000	Consolida · To $ 0
For the year ended 30 June 2007											
Revenue											
Segment revenue	-	668	95	-	763	8,677	-	-	-	8,677	9,440
Unallocated revenue					335					-	335
Total consolidated revenue					1,098					8,677	9,775
Result											
Segment result	(1,918)	(5,075)	45	-	(6,948)	6,244	260	-	-	6,504	(444)
Unallocated expenses					(5,511)					-	(5,511)
Consolidated profit / (loss) before tax					(12,459)					6,504	(5,955)
Income tax (expense) benefit					-					-	-
Consolidated profit / (loss) after tax					(12,459)					6,504	(5,955)

Business segment	Continuing Operations					Discontinued Operations					Total Operations
	Agenix (Shanghai) Bio-pharma-ceuticals $ 000	Monoclonal antibody development $ 000	Molecular biology $ 000	Eliminations / Unallocated $ 000	Total $ 000	Medical diagnostics $ 000	Pharma-ceuticals $ 000	Industrial Biosystems $ 000	Eliminations / Unallocated $ 000	Total $ 000	Consolida To $ (
For the year ended 30 June 2006											
Revenue											
Segment revenue	-	498	248	-	746	17,055	-	36	-	17,091	17,837
Unallocated revenue					87					-	87
Total consolidated revenue					833					17,091	17,924
Result											
Segment result	-	(10,210)	96	-	(10,114)	10,268	134	91	-	10,493	379
Unallocated expenses					(4,100)					-	(4,100)
Consolidated profit / (loss) before tax					(14,214)					10,493	(3,721)
Income tax (expense) benefit					-					-	-
Consolidated profit / (loss) after tax					(14,214)					10,493	(3,721)

Note 7. Discontinued Operations

(a) Medical Diagnostics – Agen Biomedical

Animal Health in vitro diagnostics business

As previously announced and reported, on 7 April 2006 Agenix signed an agreement to assign the patents and other intangible assets of its AGEN Animal Health business and grant certain distribution rights for its animal health products to IDEXX Laboratories, Inc.

The Animal Health in vitro diagnostic operations are reported under "Medical Diagnostics".

Human Health in vitro diagnostics business

- *Laboratory-based diagnostic products*

  On 16 November 2006 Agenix announced that it had signed an agreement to sell the assets related to the laboratory-based range of Human Health d-dimer diagnostic products to American Diagnostica Inc ("ADI") of Connecticut, USA for $3.5 million.

  Settlement of the transaction took place on 28 February 2007, by which time Agenix received $2.5 million from ADI. A further $1.0 million for inventory and deferred purchase price payments will be received progressively over the next two years.

  There are no additional performance obligations related to this amount. In addition, Agenix is entitled to receive a royalty if future product sales exceed a benchmark level.

- *Point-of-care based diagnostic products and other Human Health business assets*

  On 5 March 2007, Agenix announced the sale of its point-of-care range of Human Health d-dimer diagnostic products and other Human Health business assets to BBI Holdings of the UK for $3.9 million.

  Agenix initially received $2.7 million on the settlement of the transaction, and stands to receive a further $1.2 million progressively over a two year period.

The Human Health in vitro diagnostic operations are reported under "Medical Diagnostics".

(b) Pharmaceuticals - Milton Pharmaceuticals

As previously announced and reported, the Milton Pharmaceuticals operations were discontinued from 28 February 2005.

In 2007, there was $260,448 recognized as income from the net write-back of expenses previously accrued in relation to the disposal.

Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland. An amount of $151,000 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

The Milton Pharmaceuticals operations are reported under "Pharmaceuticals".

(c) Industrial Biosystems Pty Ltd

As previously announced and reported, Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd in March 2006 for $376,000. The Company's sole asset, land and a building situated in Belmont, Western Australia. An amount of $211,000 was received prior to 30 June 2006, with the final balance of $165,000 received on 6 July 2006.

Note 7. Discontinued Operations (continued)

	CONSOLIDATED 2007				CONSOLIDATED 2006			
	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
(d) Financial performance information								
Revenues (note 2(h))	8,677	-	-	8,677	17,055	-	36	17,091
Other income	25	260	-	285	6	-	-	6
Expenses (note 2(i))	(8,125)	-	-	(8,125)	(11,252)	34	(6)	(11,224)
Gross profit / (loss)	577	260	-	837	5,809	34	30	5,873
Profit / (loss) on disposal of discontinued operations	5,667	-	-	5,667	4,459	100	61	4,620
Profit / (loss) before tax on discontinued operations	6,244	260	-	6,504	10,268	134	91	10,493
Income tax (expense)/benefit from discontinued operations	-	-	-	-	-	-	-	-
Profit/(loss) after income tax (expense)/benefit from discontinued operations	6,244	260	-	6,504	10,268	134	91	10,493
(e) Asset disposals and liabilities to be settled								
The carrying amounts of total assets to be disposed of and liabilities to be settled of as at 30 June 2007 are as follows:								
Assets								
Trade and other receivables	5,007	8	-	5,015	4,006	-	-	4,006
Inventories	734	-	-	734	1,950	-	-	1,950
Prepayments	-	-	-	-	-	-	-	-
Property, plant and equipment held for disposal	335	-	-	335	5,521	-	-	5,521
Intangibles	1,836	-	-	1,836	1,836	-	-	1,836
Total assets	7,912	8	-	7,920	13,313	-	-	13,313
Liabilities								
Trade and other payables	2,925	-	-	2,925	1,770	23	-	1,793
Provisions	358	-	-	358	374	-	-	374
Total liabilities	3,283	-	-	3,283	2,144	23	-	2,167
Net assets	4,629	8	-	4,637	11,169	(23)	-	11,146
(f) Operation cash flows during the year								
Net operating cash flows	9,706	(139)	-	9,567	4,357	(316)	36	4,077
Net investing cash flows	4,574	-	165	4,739	6,622	1,754	211	8,587
Net financing cash flows	(14,280)	139	(165)	(14,306)	(10,979)	(1,438)	(247)	(12,664)
Net cash inflows/(outflows)	-	-	-	-	-	-	-	-

Note 8. Post Balance Date Events

Under announcements made on 6th and 16th August 2007, the Company raised $7,150,000 (before costs) for the issue of 44,687,500 shares at $0.16 each. This capital raising was undertaken in line with shareholder approval at a meeting of shareholders convened on 17 April 2007, and predominantly provided working capital for the drug development pipeline of the Company's Chinese operations.

On 27 August 2007, Agenix announced the appointment to its Board of Mr Jonathan Zhang (CEO and co-founder of SHRG) and Mr Anthony Lee, a successful Malaysian businessman. Retiring effective 31 August is Mr GC Ang.

Note 9. Contingent Liability

Legal Dispute over Consulting Fees

A former consultant of the Company has commenced legal proceedings in Australia against the Company in relation to the Animal Health business transaction announced 7 April 2006. The consultant is seeking fees of $500,000 plus reimbursement of legal fees plus interest.

The Company has received legal advice. Based on that advice, the Company believes that it has no liability whatsoever.

If the matter proceeds to trial, the Company's potential exposure is estimated at $820,000.

AGENIX LIMITED
COMPLIANCE STATEMENT

1. This preliminary report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2. This preliminary report, and the accounts upon which the report is based, use the same accounting policies.

3. This preliminary report does give a true and fair view of the matters disclosed.

4. The accounts are in the process of being audited, no audit report is attached.

5. The entity has a formally constituted audit committee.

Dated at Brisbane this 31st day of August 2007.

Signed in accordance with a resolution of the Directors.

Neil Ian Leggett
CEO and Managing Director

Annual general meeting

The annual general meeting will be held as follows:

Place:	The Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane.
Date:	27 November 2007
Time:	10:00 am
Approximate date the annual report will be available:	23 October 2007

END